UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  The Pennant 504 Fund

Address of Principal Business Office:

11270 West Park Place, Suite 1025
Milwaukee, Wisconsin  53224

Telephone number (including area code):  (414) 359-1044

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and State of Wisconsin on the 7th day of August, 2013.

The Pennant 504 Fund

By:	/s/ Mark A. Elste
Mark A. Elste
President and Trustee

Attest:	/s/ Scott M. Conger
Scott M. Conger
Secretary